                                                                 File No. 69-299

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1

                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

            See List of Companies (Attachment 1)

            NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

            Ohio Gas Company's pipe line system serves the communities of Blakeslee, Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page two

      2.    (Continued)

            Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company, ANR Pipeline Company and Crossroads Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,341 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 2004, approximately 46,145 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

            Other companies referenced under item 1 have no properties.

      3. The following information is for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

            (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                  Ohio Gas Company sold at retail 13,884 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $130,008 related to these sales. In addition, 9,698,566 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $16,109,730.

                  Other companies referenced under item 1 -

                                      NONE

            (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

            (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

            (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page three

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page four

                                    Exhibit A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources, Inc. and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (an equity method investee of NWO Resources, Inc.) and its subsidiaries - (Attachment 3)

                                    Exhibit B

Not Applicable

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2005.

                                            NWO Resources, Inc.

                                            By:   /s/John E. Jones
                                                 -------------------------------
                                                           John E. Jones
                                                           Secretary/Treasurer
Witness:    /s/Joyce E. Knighton
          --------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                    Mr. Samuel Randazzo
                                    21 East State Street, Suite 1700 West
                                    Columbus, Ohio 43215

                                                                    ATTACHMENT 1
                               NWO Resources, Inc.
                                List of Companies

SUBSIDIARIES:

Ohio Gas Company                                 Ohio Corporation
200 West High Street                             Natural Gas Distributor
Bryan, Ohio  43506                               E.I.N. 34-4320120

International Hydrocarbons                       Wyoming Corporation
P.O. Box 467                                     Investment Corporation
Cheyenne, Wyoming  82003                         E.I.N. 83-0275908

Ohio Gas Energy Services Company                 Ohio Corporation
200 West High Street                             Gas Purchasing Agent
Bryan, Ohio 43506                                E.I.N. 34-1918423

INVESTEES:                                       Delaware Corporation
                                                 Oil and Gas Exploration/Leasing
Oceanic Exploration Company                      E.I.N. 84-0591071
7800 E Dorado Place, Suite 250
Englewood, Colorado  80111                       Colorado Corporation
                                                 Oil and Gas Exploration/Leasing
Oceanic International Properties*                E.I.N. 84-0742419
7800 E Dorado Place, Suite 250
Englewood, Colorado  80111                       U.K. Corporation
                                                 Oil and Gas Exploration/Leasing
Oceanic Atlantic Resources*                      E.I.N.  84-0782292
  (North Sea) Limited
% Oceanic Exploration Company                    Portugal Corporation
7800 E Dorado Place, Suite 250                   Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                       E.I.N 84-0782301

Petrotimor Companhia de Petroleos, S.A.R.L**
Rua Vitor Cordon 45-B
Parish of Encarnacao - Lisbon
Portugal

 *   100% owned subsidiary of Oceanic Exploration Company.

** Substantially all of this subsidiary's stock is owned by Oceanic Exploration Company.

                                NWO RESOURCES, INC.                 Attachment 2
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2004

                                                NWO                     Ohio Gas
                                             Resources     Ohio Gas      Energy     International  Consolidating
ASSETS                                          Inc.       Company     Services Co.  Hydrocarbons     entries        Consolidated
                                           ------------  ------------  -----------  -------------  -------------     --------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment          $          -  $ 68,032,691  $         -  $           -  $     490,266 (3) $   68,522,957
    Less accumulated depreciation                     -   (37,634,443)           -              -       (326,661)(3)    (37,961,104)
                                           ------------  ------------  -----------  -------------  -------------     --------------
                                                      -    30,398,248            -              -        163,605         30,561,853
                                           ------------  ------------  -----------  -------------  -------------     --------------

CURRENT ASSETS
 Cash and investments                            76,864     1,090,215      142,378         62,347              -          1,371,804
 Accounts receivable less allowance
   of $ 161,102                                 187,648     8,754,688    2,802,820              -     (2,953,522)(1)      8,791,634
 Unbilled revenues                                    -       818,752            -              -              -            818,752
 Notes receivable affiliates                  1,825,000             -            -      7,395,000              -          9,220,000
 Deferred gas costs                                   -     3,186,010            -              -              -          3,186,010
 Materials and supplies                               -       559,420            -              -              -            559,420
 Gas in storage                                       -    17,577,563        4,319              -              -         17,581,882
 Refundable gross receipts tax                        -        87,848            -              -              -             87,848
 Prepayments and other                           17,335       208,057       (1,883)        11,468              -            234,977
                                           ------------  ------------  -----------  -------------  -------------     --------------

                                              2,106,847    32,282,553    2,947,634      7,468,815     (2,953,522)        41,852,327
                                           ------------  ------------  -----------  -------------  -------------     --------------

OTHER ASSETS
 Investment in affiliate                              -             -            -              -              -                 -
 Investment in Ohio Gas Company              47,585,713             -            -              -    (47,585,713)(2)             -
 Investment in Ohio Gas Energy                        -       146,321            -              -       (146,321)(2)             -
 Investment in International Hydrocarbons             -     9,703,815            -              -     (9,703,815)(2)             -
 Refundable gross receipts tax                        -       922,404            -              -              -            922,404
 Notes receivable                             4,100,000             -            -      2,235,000              -          6,335,000
 Other                                           25,778          (203)           -              -              -             25,575
                                           ------------  ------------  -----------  -------------  -------------     --------------
                                             51,711,491    10,772,337            -      2,235,000    (57,435,849)         7,282,979
                                           ------------  ------------  -----------  -------------  -------------     --------------

                                           $ 53,818,338  $ 73,453,138  $ 2,947,634  $   9,703,815  $ (60,225,766)    $   79,697,159
                                           ============  ============  ===========  =============  =============     ===============

                               NWO RESOURCES, INC.                  Attachment 2
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2004

                                         NWO                       Ohio Gas
CAPITALIZATION                        Resources      Ohio Gas       Energy     International  Consolidating
 AND LIABILITIES                         Inc.        Company     Services Co.  Hydrocarbons      entries          Consolidated
                                     ------------  ------------  ------------  -------------  -------------       ------------
CAPITALIZATION
 Preferred stock                     $ 23,000,000  $          -  $          -  $           -  $           -       $ 23,000,000
 Common stock                              34,001    12,354,750           100      5,102,000    (17,456,850) (2)        34,001
 Contributed capital                            -     8,753,055             -      8,766,418    (17,519,473) (2)             -
 Additional paid-in capital                     -             -             -        325,000       (325,000) (2)             -
 Retained earnings (deficit)           20,386,611    26,314,303       146,221     (4,489,603)     4,489,603  (2)    20,386,611
                                                                                                   (146,221) (2)
                                                                                                (26,477,908) (2)
                                                                                                    490,266  (3)
                                                                                                   (326,661) (3)
                                     ------------  ------------  ------------  -------------  -------------       ------------
                                       43,420,612    47,422,108       146,321      9,703,815    (57,272,244)        43,420,612
                                     ------------  ------------  ------------  -------------  -------------       ------------

LONG-TERM DEBT                         10,065,000             -             -              -              -         10,065,000

CURRENT LIABILITIES
 Accounts payable                           1,016     9,662,072     2,765,874              -     (2,765,874) (1)     9,663,088
 Line of credit                                 -     7,700,000             -              -              -          7,700,000
 Accrued taxes                             43,266     1,566,429        35,476              -       (187,648) (1)     1,457,523
 Rate refunds due customers                     -             -             -              -              -                  -
 Advance recovery of gas costs                  -             -             -              -              -                  -
 Other current liabilities                 34,340     2,119,168             -              -              -          2,153,508
                                     ------------  ------------  ------------  -------------  -------------       ------------
                                           78,622    21,047,669     2,801,350              -     (2,953,522)        20,974,119
                                     ------------  ------------  ------------  -------------  -------------       ------------
DEFERRED CREDITS
  AND OTHER LIABILITIES
 Federal income taxes                     254,104     2,389,196           (37)             -              -          2,643,263
 Investment tax credits                         -       304,004             -              -              -            304,004
 Regulatory obligations                         -       745,017             -              -              -            745,017
 Customer advances for construction             -       816,403             -              -              -            816,403
 Other                                          -       728,741             -              -              -            728,741
                                     ------------  ------------  ------------  -------------  -------------       ------------
                                          254,104     4,983,361           (37)             -              -          5,237,428
                                     ------------  ------------  ------------  -------------  -------------       ------------

                                     $ 53,818,338  $ 73,453,138  $  2,947,634  $   9,703,815  $ (60,225,766)      $ 79,697,159
                                     ============  ============  ============  =============  =============       ============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To depreciate write up of OGC utility plant

                               NWO RESOURCES, INC.                  Attachment 2
                      CONSOLIDATING STATEMENT OF OPERATIONS
                  For the Twelve Months Ended December 31, 2004

                                      NWO                     Ohio Gas
                                   Resources     Ohio Gas      Energy      International  Consolidating
                                     Inc.        Company     Services Co.  Hydrocarbons      entries         Consolidated
                                  -----------  ------------  ------------  -------------  -------------      ------------
OPERATING REVENUES                $         -  $ 16,727,250  $    186,584  $           -  $           -      $ 16,913,834

OPERATING EXPENSES
  Cost of gas                               -        88,705             -              -              -            88,705
  Utility operations                        -     6,071,871        60,466              -        (60,000) (1)    6,072,337
  Maintenance                               -       809,034             -              -              -           809,034
  Depreciation and amortization        45,037     1,678,583             -              -         16,342  (3)    1,739,962
  General and administrative        1,196,827             -             -             50              -         1,196,877
  Other taxes                              50     2,044,919        22,406              -              -         2,067,375
  Current federal tax (benefit)      (411,225)    1,650,872        35,476        104,001              -         1,379,124
  Deferred federal tax (benefit)       (5,556)      283,024            34              -              -           277,502
                                  -----------  ------------  ------------  -------------  -------------      ------------
                                      825,133    12,627,008       118,382        104,051        (43,658)       13,630,916
                                  -----------  ------------  ------------  -------------  -------------      ------------
       Operating income (loss)       (825,133)    4,100,242        68,202       (104,051)        43,658         3,282,918

OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries            4,188,895       270,815             -              -     (4,459,710) (2)            -
  Equity in income of affiliates   (2,200,664)            -             -              -              -        (2,200,664)
  Interest income                     213,939             -             -        305,935              -           519,874
  Interest expense                   (330,746)     (158,485)            -              -              -          (489,231)
  Other                                60,000        (7,335)          729              -        (60,000) (1)       (6,606)
                                  -----------  ------------  ------------  -------------  -------------      ------------
                                    1,931,424       104,995           729        305,935     (4,519,710)       (2,176,627)
                                  -----------  ------------  ------------  -------------  -------------      ------------

NET INCOME (LOSS)                 $ 1,106,291  $  4,205,237  $     68,931  $     201,884  $  (4,476,052)     $  1,106,291
                                  ===========  ============  ============  =============  =============      ============

Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To recognize year to date depreciation on write up of utility plant

                                                                    Attachment 3

                           OCEANIC EXPLORATION COMPANY
                           Consolidating Balance Sheet
                                December 31, 2004

                                              Oceanic      Oceanic      Petrotimor
                                            Exploration   Internat'l    Companhia
                                              Company     Properties   de Petroleos   Eliminations    Consolidated
                                           ------------   ----------   ------------   ------------   -------------
Assets:
 Cash and cash equivalents                 $    713,214   $        -   $     60,270   $          -    $    773,484
 Receivables, affiliates                        133,669            -              -        (70,463)         63,206
 Prepaid expenses and other                       8,485            -              -              -           8,485
 Investment in OIPC                           3,190,098            -              -     (3,190,098)              -
                                           ------------   ----------   ------------   ------------    ------------
                                              4,045,466            -         60,270     (3,260,561)   $    845,175
                                           ------------   ----------   ------------   ------------    ------------

 Oil and gas  property interests,
   full cost method                          39,000,001            -              -              -    $ 39,000,001
   Oil & gas unproved property interest               -            -          8,299         (8,299)              -
   Accumulated depletion                    (39,000,001)           -              -              -     (39,000,001)
                                           ------------   ----------   ------------   ------------    ------------
                                                      -            -          8,299         (8,299)   $          -
                                           ------------   ----------   ------------   ------------    ------------

 Notes receivable - Petrotimor                  294,236            -              -       (294,236)   $          -

 Furniture, fixtures & equipment                 61,003       20,213              -              -          81,216
 Less accumulated depreciation                  (44,783)     (20,213)             -              -         (64,996)
                                           ------------   ----------   ------------   ------------    ------------
                                                 16,220            -              -              -    $     16,220
                                           ------------   ----------   ------------   ------------    ------------

 Investment in foreign subsidiary                39,641            -              -        (39,641)   $          -
                                           ------------   ----------   ------------   ------------    ------------
                                           $  4,395,563   $        -   $     68,569   $ (3,602,737)   $    861,395
                                           ============   ==========   ============   ============    ============

Liabilities and Stockholders Equity:
  Accounts payable                         $    167,860   $        -   $          -   $          -    $    167,860
  Accounts payable - affiliates                       -       70,463              -        (70,463)              -
  United Kingdom taxes payable                  730,486            -              -              -         730,486
  Accrued expenses                              220,152            -         24,787              -         244,939
                                           ------------   ----------   ------------   ------------    ------------
                                              1,118,498       70,463         24,787        (70,463)   $  1,143,285
                                           ------------   ----------   ------------   ------------    ------------

Non-current liabilities:
Note payable - Oceanic                                -            -        294,236       (294,236)              -
Other non-current liabilities                     7,914            -              -              -           7,914
                                           ------------   ----------   ------------   ------------    ------------
                                                  7,914            -        294,236       (294,236)   $      7,914
                                           ------------   ----------   ------------   ------------    ------------
     Total liabilities                        1,126,412       70,463        319,023       (364,699)      1,151,199
                                           ------------   ----------   ------------   ------------    ------------

Stockholders Equity:
  Common stock                                2,542,955          100         66,661        (66,661)   $  2,543,055
  Capital in excess of par value              3,323,410            -         39,641        (39,641)   $  3,323,410
  Net equity in subsidiaries                          -    3,190,098              -     (3,190,098)              -
  Retained earnings (deficit)                (2,597,214)  (3,260,661)      (356,756)        58,362      (6,156,269)
                                           ------------   ----------   ------------   ------------    ------------
                                              3,269,151      (70,463)      (250,454)    (3,238,038)   $   (289,804)
                                           ------------   ----------   ------------   ------------    ------------
                                           $  4,395,563   $        -   $     68,569   $ (3,602,737)   $    861,395
                                           ============   ==========   ============   ============    ============

                                                                    Attachment 3

                          OCEANIC EXPLORATION COMPANY
                         Consolidating Income Statement
                  For the Twelve Months Ended December 31, 2004

                                     Oceanic       Oceanic       Petrotimor
                                   Exploration    Internat'l     Companhia
                                     Company      Properties    de Petroleos    Eliminations    Consolidated
                                  ------------    ----------    ------------    ------------    ------------
Revenues:
  Management fee revenue          $    802,711    $        -    $     30,000    $          -    $    832,711
                                  ------------    ----------    ------------    ------------    ------------
                                       802,711             -          30,000               -    $    832,711
                                  ------------    ----------    ------------    ------------    ------------
Costs and expenses:
  Exploration expenses              (1,927,948)            -         (63,569)         95,246    $ (1,896,271)
  Amortization and depreciation        (10,476)            -               -               -         (10,476)
  General and administrative        (1,527,932)       (3,279)         (1,879)        (95,246)     (1,628,336)
                                  ------------    ----------    ------------    ------------    ------------
                                    (3,466,356)       (3,279)        (65,448)              -    $ (3,535,083)
                                  ------------    ----------    ------------    ------------    ------------
Other income (expense):
  Interest income                       38,851             -             751         (10,066)   $     29,536
  Interest and financing costs         (26,976)            -         (10,066)         10,066         (26,976)
                                  ------------    ----------    ------------    ------------    ------------
                                        11,875             -          (9,315)              -    $      2,560
                                  ------------    ----------    ------------    ------------    ------------

Loss before income taxes            (2,651,770)       (3,279)       (44,763)               -    $ (2,699,812)

Provision for income taxes                   -             -              -                -               -
                                  ------------    ----------    ------------    ------------    ------------
Net loss                          $ (2,651,770)   $   (3,279)   $    (44,763)   $          -    $ (2,699,812)
                                  ============    ==========    ============    ============    ============